

Mail Stop 3233

March 1, 2017

Via E-mail
Shea Morgenroth
Principal Accounting Officer
Hines Global REIT II, Inc.
2800 Post Oak Blvd., Suite 5000
Houston, TX 77056

> **Re:**   **Hines Global REIT II, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed February 6, 2017**
> **File No. 333-191106**

Dear Mr. Morgenroth:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure regarding the share redemption program for Class I and J shares. Please note that we have referred this disclosure to the Office of Mergers & Acquisitions for further review.

2. We note that in addition to being subject to different fees than Class A and Class T shares, Class I shares of your common stock are convertible into Class J shares and are subject to a different share redemption program. Please provide us with your analysis as to why Class I, A, T, and J shares of your common stock are not separate classes of securities under the definition set forth in Section 12(g)(5) of the Securities Exchange Act of 1934, and why the inclusion of Class I shares on this registration statement is appropriate under Rule 413 of the Securities Act.

3. We note that Class I Shares are convertible into Class J shares upon the occurrence of four events as determined by the registrant. As the Class I shares appear to only be convertible at the option of the registrant, it appears that investors will be making the entire investment decision to purchase Class I shares and the underlying Class J shares at the time of the purchase of the Class I shares. Please provide us with your analysis as to why it is appropriate to not include the Class J shares on the same registration statement registering the Class I shares. Please refer to Securities Act Compliance & Disclosure Interpretations 139.01.

Questions and Answers About This Offering

Q. What kind of offering is this?, page 5

4. We note your revised disclosure that "if your subscription agreement is accepted by us prior to the effective date of the new primary offering prices, then the purchase price per share to be paid by you will be equal to the price per share in effect prior to our publication of the new primary offering prices." Please revise to clarify whether you may accept subscription orders during the five business day period between publication and effectiveness of the new primary offering prices, if such orders were submitted prior to the publication of the new primary offering prices.

5. Please revise your disclosure to describe the time frame in which you will accept subscription orders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Alice Connaughton, Esq.
        Greenberg Traurig, LLP